The Flowr Corporation Announces Results for the First Quarter 2019
Company to Host Conference Call and Webcast Today at 8:30 A.M. ET

Toronto, Ontario — May 17, 2019 — The Flowr Corporation (TSXV: FLWR; OTC: FLWPF) ("Flowr" or the "Company"), herein announces its financial and operational results for the first quarter ended March 31, 2019.

Select highlights from the first quarter of 2019 include:

An additional four grow rooms were propagated as construction of the purpose-built, indoor cultivation facility, Kelowna 1, is on track to be completed in the third quarter of 2019;

10 of a planned 20 rooms are licensed and ready for use with 8 rooms propagated with plants;

Production increased 8% quarter over quarter as process optimizations resulted in higher yields from core strains and cultivation activities ramp up in tandem with construction;

Production in the quarter excludes the four new grow rooms as their first harvest occurred in the second quarter;

Consumer demand for Flowr’s premium dried flower was strong and average net realized price per gram was $7.70, a 9% quarter over quarter increase; and

Gross revenue of approximately $1.8 million and net revenue of approximately $1.6 million, which excludes approximately $250,000 of design and construction fees from Hawthorne Canada Limited in relation to construction of the R&D facility on the Kelowna Campus.

The following table summarizes the Company’s key financial and operational results:

In thousands of Canadian dollars,	Three months ended
(except loss per share and grams produced)	March 31		December 31
	2019	2018	2018
Grams produced*	279,760	-	259,091
Grams sold	211,195	-	405,584**
Average net realized price per gram	7.70	-	7.08
Net revenue	1,626	-	2,870
Gross profit (loss) before fair value adjustments	114	(656)	252
Selling, General and Administrative expense	3,701	1,214	4,286
Share-based compensation	2,103	386	3,356
Net loss	(5,850)	(2,582)	(6,059)
Loss per share (basic and diluted)	(0.06)	(0.03)	(0.10)
Cash used in investing activities	(12,645)	(5,098)	(10,609)
Cash from financing activities	2,110	783	2,267

*Grams produced refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.
** Includes the sale of inventory produced in prior quarters of 2018.

Management Commentary

Vinay Tolia, Flowr’s Chief Executive Officer commented: "Our team in Kelowna is doing a tremendous job balancing our construction schedule, propagating and harvesting from rooms as they come online, and refining our cultivation process as we dial in our facility. We doubled the number of rooms available for propagation during the quarter and began harvesting from some of the additional rooms in the second quarter. At the same time, we continued to optimize processes and delivered improved yields compared to last quarter."

All results are reported in Canadian dollars unless otherwise stated.

Mr. Tolia continued, "Bottlenecks in processing and packaging persisted during the quarter as we work from a temporary setup during construction. We are implementing improvements to reduce the impact of this situation and ultimately expect to increase the level of automation involved in these processes when our facility is completed later this year. Our March run-rate was closer to where we expect to be. We exited the quarter on a positive and accelerating trend."

Operational Results for the Three Months Ended March 31, 2019

Kelowna 1

In the first quarter, the Company continued to advance construction of its purpose-built, indoor cultivation facility, Kelowna 1, at the same time as it ramped up production.

The Company produced approximately 280 kilograms of cannabis in the first quarter, compared to 259 kilograms in the fourth quarter of 2018.

By the end of the first quarter, 10 of a planned total 20 rooms were licensed and ready for use, with plants propagated in eight (8) of these rooms.

First quarter production does not reflect the addition of four (4) rooms during the quarter. These rooms were propagated during the quarter and the increased production capacity is expected to be realized beginning in the second quarter of 2019. The approximate 8% quarter over quarter production increase reflects the Company’s continued optimization efforts as the facility advances to full capacity.

The Company is currently processing and packaging product in a temporary area as the permanent packaging site is currently under construction. The challenges associated with processing and packing in a temporary area continued to impact sales during the quarter. Improvements, including adding shifts, were made to the current process and the Company expects to add automation as part of the move to the permanent processing and packaging area later this year.

The Company spent approximately $4.4 million on construction activities at Kelowna 1 in the first quarter. The total budget for the project is $33.8 million, $18.3 million of which is anticipated to be spent in 2019.

Construction remains on track to be completed by the end of the third quarter of 2019, with all 20 grow rooms anticipated to be propagated in the fourth quarter of 2019.

Flowr Forest

In the first quarter, the Company advanced preparation work for Flowr Forest, the greenhouse and outdoor production project adjacent to Kelowna 1. The perimeter is now fenced, and security is in place for the site, which is envisaged to include 42 greenhouses, each approximately 4,500 square feet, pending Health Canada approval.

Research and Development ("R&D") Facility

In 2018, Flowr was selected as the R&D partner of choice for Hawthorne Canada Limited, a subsidiary of The Scotts Miracle-Gro Company. Together with Hawthorne Canada, Flowr is creating a cannabis cultivation R&D facility, which is located adjacent to Kelowna 1. Construction remains on track for completion in the third quarter of 2019, with operational timing pending Health Canada approval.

Holigen Holdings Limited ("Holigen")

The Company entered into an agreement to acquire a 19.8% interest in Holigen a European-based cannabis company in the process of developing large-scale cannabis cultivation facilities and Good Manufacturing Process (GMP) compliant production facilities that are expected to provide finished medical cannabis products, pharmaceutical ingredients, and plants and seeds to medical cannabis markets globally. As disclosed in the Company’s April 29, 2019, press release, Flowr is evaluating a further acquisition and/or investment into Holigen. The Company provides no assurances that any transaction with Holigen will be completed as proposed or at all.

During the first quarter, work continued at Holigen’s Aljustrel facility in Portugal, an over seven million square foot outdoor growing operation with an expected annual capacity of over 500,000 kilograms. Phase 1 of the project is fenced and security monitored and is expected to be operational by mid-2019, pending final approval by authorities. The initial phase has an expected 968,800 square feet of growing space and an expected annual capacity of 77,500 kilograms.

NASDAQ Listing

As previously disclosed, the Company submitted an application to list its common shares on the NASDAQ Capital Market ("NASDAQ") and subsequently has been in contact with the exchange. The submission is progressing through the approval process and the Company will provide a trading date once all regulatory formalities are satisfied.

Financial Results for the Three Months Ended March 31, 2019

During the first quarter, the Company generated gross revenue of approximately $1.8 million and net revenue of approximately $1.6 million, both of which excludes an approximate $250,000 of design and construction fees from Hawthorne Canada Limited in relation to construction of the R&D facility on the Kelowna Campus.

The Company sold approximately 211 kilograms of premium cannabis products in the first quarter, at an average net realized price per gram of $7.70. A comparison of quarter over quarter sales may not be indicative as fourth quarter 2018 included the sale of inventory produced in prior quarters of 2018. Flowr believes it must grow its own product to deliver the quality that its customers expect and does not source material from third parties.

Net loss in the first quarter of 2019 was approximately $5.8 million. Key costs contributing to a net loss in the quarter were cost of sales, selling, general and administrative expenses and share-based compensation, partially offset by unrealized gains on changes in fair value of biological assets.

Cost of sales for the first quarter was approximately $1.5, including the expensing of capitalized inventory costs, as product was sold in the first quarter of 2019.

Selling, general and administrative expenditures, consisting primarily of salaries and professional fees, were approximately $3.7 million and share-based compensation was approximately $2.1 million in the first quarter of 2019. These amounts reflect the expansion across all functional areas to support the increasing production platform of the Kelowna Campus.

Adjusted EBITDA (Non-IFRS Measure)

Adjusted EBITDA is net loss, plus (minus) income taxes (recovery), plus (minus) interest income (expense), net, plus depreciation and amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on biological assets and inventory sold, plus listing expense costs and plus (minus) loss (gain) on investments. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash used by operations.

In thousands of CAD dollars	Three months ended
	March 31,

	2019	2018
Net loss	(5,850)	(2,582)

Depreciation and amortization	469	175
Unrealized (gains) losses on fair value adjustments	(206)	210
of biological assets
Fair value adjustments on inventory sold	(42)	-
Share-based compensation	2,103	386
Unrealized loss on valuation of warrant	351	27
investment
Interest (income) expense	40	2
Adjusted EBITDA	(3,135)	(1,782)

Adjusted EBITDA losses were higher for the three months ended March 31, 2019 compared to 2018 by $1,353,000, due to the ramp up of cultivation and operating activities in 2019.

For a full discussion of Flowr’s operational and financial results, please refer to the Company’s first quarter 2019 Management’s Discussion & Analysis and Financial Statements, which have been filed on SEDAR.

Management Update

The Company is also pleased to announce that Ashley Thomson (nee Dalziel) has joined Flowr as Chief People Officer. In this new role, Ms. Thomson will be the driving force behind Flowr’s culture and employee experience. She will be responsible to build and support world-class teams and create environments that inspire people's best work. Ms. Thomson will be an instrumental business partner in Flowr’s growth through the creation and execution of best-in-class strategies to ensure that Flowr is attracting, developing and maximizing high-quality talent to fuel the expansion of the brand and address skill set gaps created through rapid growth.

Ms. Thomson served as the Chief People Officer of Freshii Inc. from May 2, 2017 to May 3, 2019, and previously as Vice President of People Culture at Freshii Inc. from February 1, 2016 to May 2, 2017. Prior to joining Freshii, Ms. Thomson held a number of positions at Lululemon Athletica Inc. from October 2006 to January 2016, where she served as the Global Manager of Recruiting and Talent. Ms. Thomson holds a B.A. in Psychology from the University of British Columbia and holds a Master of Counseling Psychology from the City University of Seattle.

Conference Call and Webcast

Flowr will host a conference call and webcast today at 8:30 a.m. Eastern Time. A question-and-answer session will follow.

Toll Free: 1-877-705-6003
Toll/International: 1-201-493-6725
Webcast: flowr.ca/investors

A replay of the call will be available later that same day beginning at 11:30 a.m. Eastern Time through midnight on Friday, May 31, 2019. To listen to the archived call, dial Toll Free 1-844-512-2921 or Toll/International 1-412-317-6671 and enter replay pin number 13690749, or access the webcast replay via Flowr’s website.

To access webcast information, please visit www.flowr.ca/investors

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Vinay Tolia
CEO and Director

Non-IFRS Financial Measures

This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards ("IFRS"). These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as Adjusted EBITDA to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business’s working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: statements with respect to the completion of Kelowna 1 in the third quarter of 2019, the number of planned rooms that will be licensed and used at Kelowna 1, the ramping up of cultivation activities in tandem with construction, Flowr continuing to optimize processes, Flowr implementing improvements to reduce bottlenecks in processing, Flowr increasing levels of automation in the future as part of its move to a permanent processing and packaging area, expectations for the Company’s run-rate, Flowr being on a positive and accelerating trend, Flowr realizing increased production capacity, the total budget for the construction of Kelowna 1 and the amount anticipated to be spent in 2019, the anticipated timeline for all grow rooms at Kelowna 1 to be propagated, preparation work for Flowr Forest, the timeline for completing the R&D facility, Health Canada approvals for the R&D facility, Ms. Thomson building and supporting world-class teams and creating environments that inspire people's best work, Ms. Thomson creating and executing best-in-class strategies to ensure that Flowr is attracting, developing and maximizing high-quality talent to fuel the expansion of the brand and address skill set gaps created through rapid growth, statements with respect to Holigen, including the closing of the acquisition of a 19.8% interest in Holigen, Flowr’s evaluation of a further acquisition and/or investment in Holigen, facilities Holigen is proposing to complete, the products it proposes to produce and sell, and the markets it proposes to operate and distribute its products in, Holigen developing large-scale cannabis cultivation facilities and GMP compliant facilities, Holigen’s facilities providing finished medical cannabis products, pharmaceutical ingredients, and plants and seeds to medical cannabis markets globally, expected timelines for Holigen’s Aljustrel facility becoming operational, the expected square footage of growing space and expected annual capacity of the initial phase of Holigen’s Aljustrel facility, Holigen potentially being among the lowest cost producers in the world, Flowr intending to use the Flowr Forest for greenhouse and outdoor production of cannabis and extraction of such other form factors, the Company initiating its licensing process with Health Canada and obtaining its license for Flowr Forest, the Company planning to begin construction and growing the Flowr Forest in 2019 and beyond, the products cultivated from the Flowr Forest being used for extraction in developing edibles and concentrates, the number of greenhouses, size of greenhouses, and size of the outdoor grow at the Flowr Forest, the Company intending to develop Kelowna 2, the planned size of Kelowna 2 and the number of grow rooms expected in Kelowna 2, Flowr only getting started with its planned operations and strategic direction, Flowr’s design and cultivation expertise and superior IP know-how enabling it to grow high quality cannabis on a large scale at industry leading yields, Flowr’s operational efficiency improving with the completion of the Kelowna 1 facility, Flowr having 20 grow rooms fully constructed in the third quarter of 2019, the completion of the Kelowna 1 facility enabling Flowr to begin to capitalize on strategic growth opportunities, the number of kilograms of capacity on an annualized basis, the completion and timing of completion of the Kelowna 1 facility, the additional grow rooms that will become available upon completion of the Kelowna 1 facility, the listing of the Company’s common shares on the NASDAQ, the timing and progress thereof and trading of the common shares being approved for listing, Flowr’s belief that it must grow its own product to deliver the quality its customers expect, Flowr not sourcing material from third parties, Flowr being well positioned to complete its facilities build-out and ramp-up production in 2019 and capitalize on its strategic growth opportunities globally, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeal to the adult-use recreational market and address specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including, but not limited to, Flowr deciding to use third party products to supplement any supply shortage, which could impact Flowr’s brand and/or its ability to sell premium product, other licensed producers selling third party product at a lower cost that is premium and directly competes with Flowr’s products, Flowr being delayed in closing the acquisition of a 19.8% interest in Holigen or such acquisition not being completed, Flowr not completing a further investment into and/or acquisition of Holigen, which could materially impac t Flowr’s strategy to expand globally, Holigen being unable to complete construction of its proposed facilities or being unable to get the required licenses to operate such facilities, Holigen not being able to produce and/or sell the products described herein or in the markets it proposes to sell such products, Holigen not being among the lowest cost producers in the world, resulting in decreased margins, higher costs and additional financing requirements, Holigen not developing large-scale cannabis cultivation and GMP compliant facilities, Holigen not meeting expected timelines, or expectations for growing space or expectations for annual capacity, the inability of Flowr to use the Flowr Forest for greenhouse and outdoor production of cannabis and extraction of such other form factors, as result of the inability to receive required approvals and licenses, which could have a material adverse impact on Flowr’s results of operations, financial condition and business, the number of greenhouses, size of greenhouses and/or size of outdoor production being materially less than the numbers described herein, which could materially adversely impact the products to be cultivated and produced out of the Flowr Forest and the Company’s forecasts, the Company failing to initiate its licensing process with Health Canada and/or being unable to obtain its Health Canada license for the Flowr Forest, the Company being delayed in initiating its licensing process or Health Canada not approving the license for the Flowr Forest, which could have a material adverse impact on its financial condition, results of operations and business, the Company being delayed in constructing the Flowr Forest or not being able to construct or plant the Flowr Forest at all for any reason, including as a result of not receiving required approvals or due to weather conditions, which could have a material adverse impact on Flowr’s financial condition, results of operations, business, and/or ability to compete in the other form factor markets, the products cultivated from the Flowr Forest not being used or the inability to use such products for extraction in developing edibles and concentrates, any delay in the timing that edibles and concentrates are expected to be legally sold in Canada, which could materially adversely impact Flowr’s future cash-flows and forecasts, Flowr not being in a position to launch cannabis oils and vape technologies in 2019 or not launching them at all, which could have a material adverse impact on Flowr financial results, operations and financial condition, including losing competitive advantages over other licensed producers, the Company not being able to construct the Kelowna 2 facility, which would reduce Flowr’s capacity and have an impact on future financial results, Kelowna 2 being smaller and/or containing fewer grow rooms, which could materially reduce the Company’s future planned capacity and forecasts, Flowr not being well positioned to execute on its planned operational and strategic direction, the inability of Flowr’s design and cultivation expertise and superior IP know-how enabling it to grow high quality cannabis on a large scale at industry leading yields, Flowr’s operational efficiency not improving as a result of the completion of the Kelowna 1 facility, Flowr failing to complete the 20 grow rooms or such rooms not being fully operational on the timing described herein, which could have a material adverse impact on Flowr’s business, financial condition and results of operations, the completion of the Kelowna 1 facility not allowing Flowr to begin to capitalize on strategic growth opportunities, Flowr not achieving or producing the number of kilograms of capacity on an annualized basis as set forth herein, which could have a material adverse effect on Flowr’s business, financial condition and results of operations, Flowr not being able to or being delayed in selling a wide selection of cannabis cultivars in both seed and clone form in 2019, which could have a material adverse impact on Flowr’s business, financial condition and results of operations, the Company’s cultivation process not enabling it to produce high quality clones, Flowr not being able to produce the anticipated number of clones or at all on annualized basis upon completion of the Kelowna 1 facility, which could have a material adverse impact on Flowr’s business, financial condition and results of operations, the clones that Flowr produces not being incremental to the Company’s cultivation process and in excess of what it needs for its retail and medical production, which could have a material adverse impact on Flowr’s business, financial condition and results of operations, the Kelowna 1 facility not being completed or completed in time or on the timeline contained herein, the Kelowna 1 facility not having the anticipated number of licensed and/or operational grow rooms, the additional grow rooms that will become available upon completion of the Kelowna 1 facility not becoming available on time or at all, which could have a material adverse impact on Flowr’s business, financial condition and results of operations, cultivation activities not ramping up in tandem with construction, Flowr being unable to optimize process and reduce bottlenecks in processing, Flowr not completing the R&D facility on the timeline herein, any delay or inability to obtain Health Canada approvals for the R&D facility, the listing of the Company’s common shares on the NASDAQ not being approved or further delayed, which could impact the liquidity of the Company’s common shares or cause a significant decline in the price of the common shares, Ms. Thomson not being able to build and support world-class teams and create environments that inspire people's best work, Ms. Thomson not being able to create and execute best-in-class strategies to ensure that Flowr attracts, develops and maximizes high-quality talent to fuel the expansion of the brand and address skill set gaps created through rapid growth, the steps taken by Flowr not preparing it financially and/or operationally for the recreational use market and/or to execute on its business strategy, Flowr not completing the build out and/or ramp-up of production in 2019, which could materially adversely impact Flowr’s financial condition, results of operations and business, Flowr not being able to execute on growth strategies, including international opportunities, which could adversely impact Flowr’s growth and future prospects, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations or expand domestically or globally and such financing not being available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr’s products to appeal to the adult-use recreational market and address specific patient needs in the medicinal market, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements (including the Hawthorne partnership), possible failure to realize the anticipated benefits of partnership arrangements (including the Hawthorne partnership), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and co mpetition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

CONTACT INFORMATION:

MEDIA:
Sean Griffin
Vice President, Communications & Public Relations
(877) 356-9726 ext. 1526
sean.griffin@flowr.ca

INVESTORS:
Thierry Elmaleh
Head of Capital Markets
(877) 356-9726 ext. 1528
thierry@flowr.ca

Head of Capital Markets
(877) 356-9726 ext. 1528
thierry@flowr.ca